Exhibit (d)(17)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO

INVESTMENT SUBADVISORY AGREEMENT

(Loomis Sayles Growth Portfolio)

This Amendment No. 1 (the “Amendment”) hereby amends the Investment Subadvisory Agreement dated December 16, 2019 by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Loomis, Sayles & Company, L.P. (the“Subadviser”) with respect to Loomis Sayles Growth Portfolio (the “Agreement”). All capitalized terms used not defined herein shall have the meaning given to them in the Agreement unless the context requires otherwise.

WHEREAS, the Adviser and the Subadviser are parties to the Agreement pursuant to which the Subadviser manages the investment portfolios in Schedule A to the Agreement, which include Loomis Sayles Growth Portfolio, a separate investment portfolio in the Brighthouse Funds Trust I.

WHEREAS, the Adviser and the Subadviser wish to amend the Agreement for the sole purpose of amending the fee received by the Subadviser under the Agreement.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree that the Agreement be amended as follows:

1.	Schedule A to the Agreement shall be deleted and replaced in its entirety with the new Schedule A attached hereto.

2.	In all other respects, the Agreement shall remain unchanged and continue in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed, effective as of the 1st day of February, 2024.

Brighthouse Investment Advisers, LLC

/s/ Thomas Watterson
Name:	Thomas Watterson
Title:	Secretary

Loomis, Sayles & Company, L.P.
By Loomis, Sayles & Company, Incorporated, its General Partner

/s/ Shannon O. Mangano
Name:	Shannon O. Mangano
Title:	Co-Director, Client Intake

SCHEDULE A

Percentage of average daily net assets:
Loomis Sayles Growth Portfolio	0.25% on all assets Parties agree to discuss the rate when the average daily net assets falls below $2 billion